SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

September 13, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: September 13, 2010

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

13 September 2010

Smith & Nephew plc was notified on 10 September 2010 that the following persons discharging managerial responsibilities ("PDMRs") exercised options and purchased/disposed of the resultant American Depository Shares ("ADSs") as follows:

Name of PDMR:	Mark Augusti	R. Gordon Howe
Exercise Date:	9 September 2010	10 September 2010
Plan	2001 US Share Plan	2001 US Share Plan
Number of options over ordinary shares exercised	4,000 ADS	4,000 ADS
Option price per ordinary share	US$33.625	US$34.22
No. of ordinary shares disposed:	3,467 at $42.250193 per ADS	4,000 at $42.914 per ADS
Total holding following notification:	8,809 American Depository Shares ("ADSs") (representing 44,045 ordinary shares)	3,775 American Depository Shares ("ADSs") (representing 18,875 ordinary shares)

Notes

i.          One ADS represents five ordinary shares of US$0.20 each.
ii.          The total percentage holding following notification is less than 0.01%.
iii.         The transactions took place in London, UK.
iv.         This announcement is made in accordance with the requirements of DTR 3.1.2 R.

Gemma Parsons
Deputy Company Secretary
Tel: 020 7401 7646